Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction	Doing Business As
Rentas y Romolques de Mexico, S.A. de C.V.	Mexico	REMEX
Remolques y Sistemas Aliados de Transportacion, S.A. de C.V.	Mexico	RESALTA
Opciones Intergrales de Arrendamientos, S.A. de C.V.	Mexico	none
Operador de Servicios Administratives Integrales, S.A. de C.V.	Mexico	none
CapSource Equipment Company, Inc.	Nevada	Prime Time Equipment